File No.812-13634

UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

_________________________________________________________________

IN THE MATTER OF

RAND CAPITAL CORPORATION

And

RAND CAPITAL SBIC, INC.

2200 Rand Building

Buffalo, New York 14203

_________________________________________________________________

AMENDMENT NO. 2 to

Application for an order pursuant to sections 6(c), 12(d)(1)(J), and 57(c) of the Investment Company Act of 1940 (“1940 Act”) granting exemptions from sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) through (3), and 61(a) of the 1940 Act; under section 57(i) of the 1940 Act and rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the 1940 Act; and under section 12(h) of the Securities Exchange Act of 1934 (“1934 Act”) granting an exemption from section 13(a) of the 1934 Act.

As filed with the Securities and Exchange Commission

on September 8, 2011

_________________________________________________________________

Communications Regarding the Application

Should be Directed to:

Allen F. Grum

Rand Capital

2200 Rand Building

Buffalo, New York  14203

Telephone:  (716) 853-0802

with a copy to:

Ward B. Hinkle, Esq.

Hodgson Russ LLP

The Guaranty Building

140 Pearl Street, Suite 100

Buffalo, New York  14202

Telephone:  (716) 856-4000

_________________________________________________________________

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

______________________________________

In the Matter of: Rand Capital Corporation and Rand Capital SBIC, Inc.; 2200 Rand Building, Buffalo, New York 14203 File No. 812-13634 Investment Company Act of 1940	: : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 12(d)(1)(J), AND 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”), GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS  12(d)(1)(A) AND (C), 18(a), 21(b), 57(a)(1) THROUGH (3), AND 61(a) OF THE 1940 ACT; UNDER SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED UNDER SECTION 57(a)(4) OF THE 1940 ACT; AND UNDER SECTION 12(h) OF THE SECURITIES EXCHANGE ACT OF 1934 (THE “1934 ACT”) GRANTING AN EXEMPTION FROM SECTION 13(a) OF THE 1934 ACT

        Rand Capital Corporation, a New York corporation (“Rand”), and Rand Capital SBIC, Inc., a New York corporation (“Rand SBIC”), (Rand and Rand SBIC, collectively, the “Applicants”) hereby file an application (the “Application”) for an order of the Securities and Exchange Commission (“Commission”) under sections 6(c), 12(d)(1)(J), 57(c), and 57(i) of the Investment Company Act of 1940, as amended (“1940 Act”), and rule 17d-1 under the 1940 Act, and under section 12(h) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The requested relief would permit Rand, Rand SBIC, and any wholly-owned BDC (as defined below) subsidiaries of Rand established in the future (“Future Subsidiaries”) to operate effectively as one company, specifically allowing them to: (a) engage in certain transactions with each other; (b) invest in securities in which the other is or proposes to be an investor; (c) be subject to modified consolidated asset coverage requirements for senior securities issued by a BDC (as defined below) and its BDC and SBIC (as defined below) subsidiaries; and (d) file consolidated reports with the Commission.

IV.	CONDITIONS FOR EXEMPTIONS	28
V.	CONCLUSION AND REQUEST FOR ORDER	29
VI.	AUTHORIZATIONS AND VERIFICATIONS REQUIRED BY RULE 0-2	30

I.

STATEMENT OF FACTS AND BACKGROUND

A.

Rand Capital Corporation.

Rand was organized as a corporation under the laws of the State of New York on February 24, 1969.  Rand is a non-diversified, closed-end management investment company that has elected to be treated as a business development company (“BDC”)1 pursuant to section 54 of the 1940 Act.  Rand’s registration statement on Form N-2 became effective in 1971, and Rand filed an election to be treated as a BDC on Form N-54A on August 16, 2001.

Rand’s common stock is deemed to be registered under section 12(g) of the 1934 Act by virtue of rule 12(g)-2 thereunder, and accordingly, Rand is subject to the periodic reporting requirements under section 13(a) of the 1934 Act. Rand’s common stock is traded in the over-the-counter market and is listed on the NASDAQ Small Cap Market.

Throughout its history, Rand’s principal business has been to make venture capital investments in small, early-stage and developing enterprises that are principally engaged in the development or exploitation of inventions, technological improvements, new products and services not previously generally available.  Rand’s principal objective is long-term capital appreciation.  Rand typically invests in debt securities of small, developing companies and concurrently acquires an equity interest in the form of stock, warrants or options to acquire stock or the right to convert debt securities into stock.  Consistent with its status as a BDC and the purposes of the regulatory framework for BDCs under the 1940 Act, Rand provides managerial assistance to the developing companies in which it invests.  Rand intends to continue to operate in a similar manner both directly and indirectly through its wholly-owned, consolidated subsidiary, Rand SBIC.

Rand operates as an internally managed investment company whose officers and employees conduct its operations under the general supervision of its board of directors (the “Rand Board”).  The Rand Board is elected annually by Rand’s shareholders.  Rand’s by-laws permit the members of the Rand Board to fill vacancies in the Rand Board created by an increase in the number of directors or due to the resignation, removal, or death of any director.  The Rand Board currently consists of six persons, one of whom is an interested person within the meaning of section 2(a)(19) of the 1940 Act, and five of whom are not interested persons.  The interested director is deemed to be interested because he is the President and chief executive officer of Rand.  The Rand Board appoints Rand’s President and chief executive officer, and its Executive Vice

President and chief financial officer, (collectively, the “Principal Officers”).  Subject to the oversight of the Rand Board, the Principal Officers make all investment decisions for Rand. As of September 7, 2011, Rand had a total of four employees.

Rand has not elected to qualify to be taxed as a regulated investment company as defined under Subchapter M of the Internal Revenue Code.

B.

Rand Capital SBIC, Inc.

Rand organized Rand SBIC as a New York corporation on December 18, 2008. Rand SBIC became licensed by the Small Business Administration (“SBA”) to operate as a small business investment company (“SBIC”) under the Small Business Investment Act of 1958 (“SBA Act”) on December 31, 2008, when Rand’s former limited partnership SBIC subsidiary and its general partner, Rand Capital Management, LLC, were merged into Rand SBIC.  Rand has owned all of the outstanding voting stock of Rand SBIC since its inception. Rand is, and will remain, a wholly-owned subsidiary of Rand.  Rand SBIC has not issued any preferred stock to the SBA or otherwise.

By voting the shares of Rand SBIC on behalf of Rand, the Rand Board annually elects the board of directors of Rand SBIC (the “Rand SBIC Board”), and elects the same persons who comprise the Rand Board to serve on the Rand SBIC Board.  The Rand SBIC Board has elected the persons who serve as Principal Officers of Rand to serve in the same capacities (President and chief executive officer, and Executive Vice President and chief financial officer) with respect to Rand SBIC.  During the process for approval of Rand SBIC’s license to operate as an SBIC, the SBA required Rand SBIC to adopt a by-law provision (which may not be changed without the approval of the SBA) requiring that Rand SBIC maintain an investment committee consisting of the Principal Officers that has responsibility for all investment decisions by Rand SBIC.

On February 6, 2009, Rand SBIC became a registered investment company by filing a registration statement under the 1940 Act on Form N-5 and a notification of registration under the 1940 Act on Form N-8A.  The Applicants agree that before they may rely upon the requested order, Rand SBIC will file a Form N-54A and elect to be regulated as a BDC under the 1940 Act.  Rand SBIC intends to file a Form N-54A election as soon as possible after the requested order has been granted.  The filing of the Form N-54A election will cause Rand SBIC’s common stock to be registered under the Securities Exchange Act of 1934 by operation of Rule 12g-2.2

Rand has operated and will operate Rand SBIC for the same investment purposes, and Rand SBIC has and will invest in the same kinds of securities, as Rand.  Rand SBIC’s operations have been and will be consolidated with those of Rand for financial reporting and tax purposes.

C.

Future Subsidiaries.

Rand may in the future create wholly-owned Future Subsidiaries each of which (i) will be a BDC, and (ii) may be licensed by the SBA to operate as an SBIC (collectively, the “SBIC Subsidiaries” and together with Rand SBIC, the “SBIC Subsidiaries”) or may not be an SBIC. Any future SBIC Subsidiary will be operated in the same manner as Rand SBIC and will be subject to the requirements of the SBA Act and the SBA regulations.  Rand SBIC, the SBIC Subsidiaries, and the Future Subsidiaries are collectively referred to in this application as the “Subsidiaries.”3

II.  PROPOSED OPERATIONS AS ONE COMPANY

A.

Future Operations of Rand and the Subsidiaries.

As currently contemplated by Applicants, the following types of transactions may arise in the future involving Rand and the Subsidiaries.

1.

Rand may from time to time make additional investments in one or more of the Subsidiaries either as contributions to capital, purchases of common stock, or loans.  In the case of Rand SBIC, these investments might be made for the purpose of increasing its regulatory capital to allow it to obtain additional financing under SBA requirements, or for the purpose of increasing the size of its “overline” limit for any one investment, which in the case of an SBIC with two tiers of leverage such as Rand SBIC is effectively 30% of private capital (i.e., paid-in capital and surplus), or for the purpose of providing additional funds to Rand SBIC.  Rand may make similar additional investments in Future Subsidiaries.

2.

One or more of the Subsidiaries may from time to time pay dividends and make other distributions to Rand with respect to its investments in them, including capital gains dividends, subject in the case of the SBIC Subsidiaries to the requirements of the SBA Act and regulations of the SBA.

3.

One or more of the Subsidiaries might from time to time make loans or other advances to Rand, subject in the case of the SBIC Subsidiaries to the requirements of the SBA Act and regulations.  Such loans and advances might be made for the purpose of providing funds to Rand with which to pay dividends, to make investments for its own account, or to pay operating expenses.  None of the Subsidiaries will purchase or otherwise acquire any of the capital stock of Rand.

4.

One or more of Rand, Rand SBIC, and the Future Subsidiaries might determine from time to time to invest in securities of the same issuer, simultaneously or sequentially, in the same or different securities of such issuer, and to deal with such investments separately or jointly subject to the requirements of the SBA Act and SBA Regulations. Such transactions may include, among other things, purchase and sale transactions by Rand with “eligible portfolio companies” (as defined in section 2(a)(46) of the 1940 Act (the “Portfolio Companies”)) controlled by Rand SBIC or a Future Subsidiary and purchase and sale or loan transactions by Rand SBIC and the Future Subsidiaries with Portfolio Companies controlled by Rand, Rand SBIC or the Future Subsidiaries.

5.

One or more of Rand, Rand SBIC and the Future Subsidiaries might from time to time purchase all or a portion of the portfolio investments held by one or more of the others in order to enhance the liquidity of the selling company or for other reasons, subject in the case of the SBIC Subsidiaries to the requirements of the SBA Act and SBA regulations.

6.

Rand’s directors and principal executive officers will have the same positions with respect to Rand SBIC and any of the Future Subsidiaries.

B.

Exemptive Relief Requested from Section 12(d)(1).

1.

General.  Section 12 of the 1940 Act applies to BDCs by virtue of section 60 of the 1940 Act.  Section 12(d)(1)(A) makes it unlawful for any registered investment company to purchase or otherwise acquire the securities of another investment company, except to the limited extent permitted by sections 12(d)(1)(A)(i), (ii) and (iii).  In addition, section 12(d)(1)(C) makes it unlawful for any investment company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if the acquiring company (and other affiliated investment companies) would own more than 10% of the voting stock of the closed-end company.

2.

Application of Section 12(d)(1) to Applicants.  Rand may make loans or advances to Rand SBIC, which might be considered to be acquisitions of Rand SBIC’s debt or equity securities.  Rule 60a-1 under the 1940 Act exempts the acquisition by a BDC of the securities of an SBIC that is operated as a wholly-owned subsidiary of the BDC from section 12(d)(1)(A) and (C) of the 1940 Act.  Accordingly, since Rand is a BDC and since Rand SBIC is a wholly-owned subsidiary of Rand, the acquisition of

Rand SBIC securities by Rand is exempt from the provisions of section 12(d)(1)(A) and (C) by virtue of Rule 60a-1.

Rule 60a-1 does not, however, exempt from the provisions of section 12(d)(1) certain upstream transactions by an SBIC subsidiary to its BDC parent, nor transactions between a BDC and subsidiaries that are not SBICs.  Thus, some of the provisions of section 12(d)(1) will apply to the activities of Rand SBIC and to any of the Future Subsidiaries that is an SBIC.

Section 12(d)(1) would prohibit the acquisition by Rand of the debt or equity securities of, or the making of loans by Rand to, Future Subsidiaries that are not SBICs.  It would also prohibit the acquisition of debt securities of Rand by any such Future Subsidiary since they would each be a BDC and an entity controlled by a BDC.  Loans or advances to Rand by such Future Subsidiaries would be prohibited if the transactions were deemed to be the purchase by the lender of the securities of the borrower. The making of loans or advances by Rand SBIC or a Future Subsidiary that is an SBIC to Rand might be deemed to violate section 12(d)(1) if the loans or advances are construed as constituting purchases by the Subsidiary of the securities of Rand.

3.

Requested Exemptions.  Section 12(d)(1)(J) of the 1940 Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors. Applicants, on behalf of themselves and any Future Subsidiaries, request an order of the Commission exempting from the provisions of section 12(d)(1) of the 1940 Act (i) the purchase of the debt or equity securities of, or a contribution to capital to, a Future Subsidiary that is not an SBIC by Rand, (ii) the making of loans or advances by any  Subsidiary to Rand or to any other Subsidiary, and (iii) the acquisition by the Subsidiaries of any securities of Rand representing indebtedness or any securities representing indebtedness issued by any of the other Subsidiaries.  Applicants request the exemption to the extent that the transactions would not be prohibited if the Subsidiaries were deemed to be a part of Rand and not separate entitities.

C.

Exemptive Relief Requested from Sections 57(a)(1) and (2).

1.

General.  Sections 57(a)(1) and (2) of the 1940 Act make it unlawful for any person related to a BDC, in the manner described in section 57(b), or any affiliated person of that person (1) to sell any security or other property to such BDC or to any company controlled by such BDC (except securities of which the buyer is the issuer or securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities), and (2) to purchase from any BDC or from any company controlled by such BDC any security (except securities of which the seller is the issuer).

Section 57(b) specifies the persons to whom the Section 57(a)(1) and (2) prohibitions apply.  These persons include: (1) any director, officer, employee, or other member of an advisory board of a BDC or any person who controls, is controlled by, or is under common control with such director, officer, employee, or advisory board member; or (2) (A) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, the BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or (B) any person (i) who controls, is controlled by, or is in common control with such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC or (ii) who is an officer, director, partner, copartner, or employee of such adviser, promoter, general partner, principal underwriter, or person controlling, controlled by, or under common control with the BDC.

Rule 57b-1 provides that, notwithstanding subsection (b)(2) of section 57 of the 1940 Act, the provisions of section 57(a) shall not apply to any person (a) solely because that person is directly or indirectly controlled by a BDC or (b) solely because that person is, within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act, an affiliated person of a person described in (a). Section 2(a)(3) defines the term “affiliated person” as including, under subsection (C), any person directly or indirectly controlling, controlled by, or under common control with, such other person, and, under subsection (D), any officer, director, partner, copartner, or employee of such other person.

2.

Application of Section 57(a)(1) and (2) to Applicants.  Rand will be an affiliated person of each of the Subsidiaries by reason of its direct ownership of all of each Subsidiary’s outstanding voting capital stock.  Each of the Subsidiaries and Rand may be affiliated persons of each other because they may be deemed to be under the common control of the Rand Board and the Principal Officers.  Each of the Subsidiaries will be an affiliated person of Rand and of each other because each of them will be deemed to be under the control of Rand.  Accordingly, Rand is related to Rand SBIC, and will be related to each of the Future Subsidiaries, in the manner set forth in section 57(b), and Rand SBIC is, and the Future Subsidiaries will be, related to Rand in the manner set forth in section 57(b). In addition, each Subsidiary will also be related to each other Subsidiary in the manner set forth in 57(b) as long as they remain under the common control of Rand. Purchases or sales of securities or other property between Rand and the Subsidiaries could be deemed to violate sections 57(a)(1) and (2).  Similarly, purchases or sales of securities or other property between one Subsidiary and another Subsidiary could be deemed to violate sections 57(a)(1) and 57(a)(2).  In addition, there may be circumstances when it is in the interest of Rand and its shareholders that one or more of the Subsidiaries invest in securities of an issuer that may be deemed to be a controlled portfolio affiliate of Rand or another Subsidiary or that Rand invest in securities of an issuer that may be deemed to be a controlled portfolio affiliate of a Subsidiary.  For example, a portfolio company may be deemed to be affiliated with Rand or a Subsidiary within the meaning of section 2(a)(3)(C) of the 1940 Act as a result of Rand’s or the Subsidiary’s ownership of more than 25% of the portfolio company’s outstanding voting securities.

If Rand were to engage in BDC activities other than through a subsidiary, transactions with affiliated portfolio companies whether controlled or not controlled, would be permissible without Commission approval by virtue of rule 57b-1.  The Commission made this clear in Investment Company Act Release 11493 (December 16, 1980) where, in adopting Rule 57b-1, it stated in relevant part:

However, non-controlled portfolio affiliates of a business development company are not among those persons whose participation in transactions with the business development company requires Commission approval (under section 57(c) [15 U.S.C. 80a-56(c)] or specific statutory findings regarding the transaction by the company’s board of directors (under section 57(f) [15 U.S.C. 80a-56(f)]).  The legislative history of the 1980 Amendments indicates that Congress also did not intend to require Commission approval or such specific statutory findings by the Board of Directors of a business development company for transactions between the company and a controlled portfolio affiliate.  As the House Committee Report on the bill which became the 1980 Amendments states:

Conspicuously absent from the prohibitions in section 57 against transactions with the business development company are persons which it controls or of which it holds at least 5 percent of the outstanding securities.  Also omitted from the prohibitions are persons affiliated with such so-called “downstream affiliates” of the business development company.  In this regard, it should be noted that the Commission has undertaken through rulemaking to exempt all investment companies from prohibitions relating to transactions solely between investment companies and such downstream affiliates.  The Committee again wishes to note that if experience demonstrates that under such exclusion from statutory prohibitions investors are not being adequately protected, the Committee would expect to revisit this area.

H.R. Rep. No. 1341, 96th Cong., 2d Sess. 48 (1980) [“Committee Report”] (emphasis added).  However, due to an apparently inadvertent drafting error, Business Development Company transactions involving controlled portfolio affiliates and certain affiliated persons of such affiliates must be approved by the Commission.  The Commission proposes to correct this error by the rulemaking.

As pointed out in the House Committee report, even if Rand were an investment company but not a BDC, it would be exempt from prohibitions relating to transactions between itself and its downstream affiliates. Thus, rule 57b-1 exempts purchase or sale transactions between Rand (the BDC parent) and its downstream affiliates from the prohibitions of sections 57(a) and 17(a) or 17(d).  However, without the relief requested by this Application, purchase and sale transactions between the Subsidiaries and controlled portfolio affiliates of Rand may violate sections 57(a)(1) or (2) of the 1940 Act. Similarly, purchase or sale transactions between Rand and controlled portfolio affiliates of the Subsidiaries may violate sections 57(a)(1) or (2) because rule 57b-1 only exempts from the prohibitions of section 57(a) those affiliates of downstream controlled affiliates of a BDC that are affiliated within the meaning of section 2(a)(3)(C) or (D) of the 1940 Act.  Thus, purchase or sale transactions between Rand and a portfolio company of which a Subsidiary owns more than 25% of the outstanding voting securities, and transactions between a Subsidiary and a portfolio company of which Rand or another Subsidiary owns more than 25% of the outstanding voting securities, would not be exempted by rule 57b-1 from the prohibitions of sections 57(a)(1) or 57(a)(2).

As a condition of the grant of the order sought by this application, Rand undertakes that (1) Rand will at all times beneficially own, and directly or through a wholly owned subsidiary, hold of record, all of the outstanding voting capital stock of each Subsidiary and (2) each Subsidiary will at all times be wholly-owned by Rand and will therefore never have public shareholders.  Moreover, the same persons on the Rand Board will at all times be the persons who serve on the board of directors of each of the Subsidiaries.  Thus, Rand and the Subsidiaries should not be precluded from investing in the portfolio affiliates of each other when those investments would be permitted if Rand and the Subsidiaries were treated as one combined company.

3.

Requested Exemptions.  Accordingly, the Applicants, on behalf of themselves and the Future Subsidiaries, respectfully request an order of the Commission pursuant to section 57(c) exempting from the provisions of section 57(a)(1) and (2) any transaction between Rand and any Subsidiary, and any transaction between a Subsidiary and any other Subsidiary, with respect to the purchase or sale of securities or other property.  The Applicants, on behalf of themselves and any Future Subsidiaries, also request an order of the Commission exempting from the provisions of section 57(a)(1) and (2) any purchase or sale transaction between Rand and a controlled portfolio affiliate of any Subsidiary, and a purchase or sale transaction between a Subsidiary and a controlled portfolio affiliate of Rand or another Subsidiary, but only to the extent that any such transactions would not be prohibited if each of the Subsidiaries were deemed to be part of Rand and not separate companies.  It is the intent of this request only to permit Rand and the Subsidiaries to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to each of the Subsidiaries being a wholly-owned subsidiary of Rand.

D.

Exemptive Relief Requested from Sections 21(b) and 57(a)(3).

1.

General.  Section 57(a)(3) of the 1940 Act makes it unlawful for certain affiliated persons of a BDC, and certain affiliated persons of such persons, to borrow money or other property from such BDC or from any company controlled by such BDC (unless the borrower is controlled by the lender), except as permitted by section 21(b) or section 62.  Section 21(b) (made applicable to BDCs by section 62) provides that it shall be unlawful for a BDC to lend any money or property, directly or indirectly, to any person that controls or is under common control with the BDC, except to any company that owns all of the outstanding securities of the BDC other than directors’ qualifying shares.

2.

Application of Sections 21(b) and 57(a)(3) to Applicants.  Rand will be an affiliated person of each of the Subsidiaries by reason of its direct ownership of all of the outstanding voting capital stock of the Subsidiaries.  Each of the Subsidiaries will be an affiliated person of Rand because it will be deemed to be under the control of Rand.  Each Subsidiary will be will be an affiliated person of each other Subsidiary because the Subsidiaries will be deemed to under the common control of Rand.  In addition, the directors and Principal Officers of Rand are also the directors and principal executive officers of Rand SBIC and will be the directors and principal executive officers of the Future Subsidiaries, so that Rand and each of the Subsidiaries may be deemed to be under common control.  Accordingly, Rand is related to each of the Subsidiaries, and each of the Subsidiaries will be related to each of the other Subsidiaries, in the manner set forth in section 57(b), and Rand SBIC is, and each of the Future Subsidiaries will be, related to Rand in the manner set forth in section 57(b).  Rand SBIC is, and the Future Subsidiaries will be, controlled by Rand within the meaning of Section 21(b) of the 1940 Act, and Rand and the Subsidiaries may be deemed to be under common control.

There may be instances when it would be in the best interests of Rand and its shareholders for Rand to make loans to one or more of the Subsidiaries, or for the Subsidiaries to make loans with each other.  If Rand makes loans to one or more of the Subsidiaries or if the Subsidiaries make loans to each other, the loans may be prohibited by section 21(b) because Rand and the Subsidiaries may be deemed to be under common control.  There may also be instances when it would be in the best interests of Rand and its shareholders for one or more of the Subsidiaries to make loans to Rand.  In the case of loans from a Subsidiary to Rand, the loans would be prohibited by section 21(b) and section 57(a)(3) because in those cases, the borrower controls the lender and the lender may have outstanding securities (such as, SBA-guaranteed debentures) not owned by the borrower.

There may be instances when it would be in the best interests of Rand and its shareholders for Rand to make loans to a portfolio company of a Subsidiary that is controlled by the Subsidiary, for a Subsidiary to make loans to a portfolio company of another Subsidiary that is controlled by the second Subsidiary, or for a Subsidiary to make loans to a portfolio company of Rand that is controlled by Rand.  In any of those cases, the loan would be prohibited by section 21(b) because the lending BDC would be deemed to be under common control with the portfolio company receiving the loan.

3.

Requested Exemptions.  Accordingly, the Applicants respectfully request an order of the Commission pursuant to section 57(c) exempting from the provisions of section 57(a)(3) the borrowing of money or property by Rand from any Subsidiary, or by a Subsidiary from any other Subsidiary.  The Applicants also respectfully request an order of the Commission pursuant to section 6(c) exempting from the provisions of section 21(b) the lending of money or other property by Rand SBIC or any Future Subsidiary to Rand or another Subsidiary.  The Applicants also respectfully request an order of the Commission pursuant to section 6(c) exempting from the provisions of section 21(b) the lending of money or other property by Rand to portfolio companies of any Subsidiary controlled by the Subsidiary, by any Subsidiary to portfolio companies of Rand controlled by Rand, and by any Subsidiary to any portfolio company of another Subsidiary controlled by the other Subsidiary.  It is their intent by this request to permit Rand and the Subsidiaries to do that which they otherwise would be permitted to do within the provisions of the 1940 Act if they were one company, as opposed to each of the Subsidiaries being a wholly-owned subsidiary of Rand.  As a condition of the order sought by this Application, Rand agrees that for the purposes of analysis under section 57(a)(3) and 21(b), the Subsidiaries will always be collapsed into Rand, and, without further order of the Commission, Rand and the Subsidiaries will never be deemed separate entities in order to elicit more liberalized treatment under the 1940 Act.

E.

Exemptive Relief Requested from Sections 57(a)(4) and Rule 17d-1.

1.

General.  Sections 57(a)(4) of the 1940 Act makes it unlawful for certain persons related to a BDC in the manner set forth in section 57(b), acting as principal, to knowingly effect any transaction in which the BDC, or a company controlled by the BDC, is a joint or joint and several participant with that person in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other person.  Section 57(i) of the 1940 Act states that the rules and regulations of the Commission under section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1) shall be deemed to apply to transactions subject to section 57(a) of the 1940 Act until the adoption by the Commission of rules and regulations under Section 57(a).

Rule 17d-1 under the 1940 Act prohibits an affiliate -- or, when applying Rule 17d-1 to implement section 57(a)(4), a person related to a BDC in a manner described in section 57(b) -- acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant, except pursuant to an order of the Commission.

2.

Application of Section 57(a)(4) and Rule 17d-1(a) to Applicants.  As described above, Rand and Rand SBIC are affiliates of each other, and the Subsidiaries will be affiliates of each other and of Rand and Rand SBIC in the manner described in section 57(b).  There may be circumstances when it is in the interest of Rand and its shareholders for Rand and one or more Subsidiary, or any two or more Subsidiaries, to invest in securities of the same issuer, either simultaneously or sequentially, in the same or different securities of such issuer, and for them to deal with their investments separately or jointly. The joint transaction prohibitions of section 57(a)(4) and rule 17d-1, taken together, would not apply to transactions involving two or more of Rand and the Subsidiaries because the section 57(b) relationship would arise solely from Rand controlling each Subsidiary.  Therefore, rule 57b-1 would exempt Rand and its controlled affiliates from the prohibitions of section 57(a)(4).  However, a joint transaction in which a Subsidiary and another Subsidiary participates could be deemed to be prohibited under section 57(a)(4) because such Subsidiary would not be a controlled affiliate of the other Subsidiary.

3.

Requested Exemptions.  Accordingly, the Applicants, on behalf of themselves and the Future Subsidiaries, respectfully request an order of the Commission pursuant to section 57(i) and rule 17d-1 permitting any joint transaction that would otherwise be prohibited by section 57(a)(4) of the 1940 Act and rule 17d-1 under the 1940 Act in which a Subsidiary and Rand or another Subsidiary participates, but only to the extent that the transaction would not be prohibited if the Subsidiaries (and all of their assets and liabilities) were deemed to be part of Rand, and not a separate company.  As stated above, the intent of this request is only to permit Rand and the Subsidiaries to conduct their businesses as otherwise permitted by the 1940 Act, as if Rand and the Subsidiaries were a single company.

F.

Exemptive Relief Requested from Sections 18(a) and 61(a).

1.

General.  Section 18(a) makes it unlawful for any registered closed-end company to issue any class of senior security or to sell any senior security of which it is the issuer, unless the company complies with the asset coverage and other requirements set forth in section 18(a).  “Asset coverage” is defined in section 18(h) to mean a ratio which the value of the total assets of an issuer, less all liabilities not represented by senior securities, bears to the amount of senior securities.  Section 18(k) provides an exemption from section 18(a)(1)(A) and (B) (relating to senior securities representing indebtedness) for SBICs.  Section 61 applies section 18, with certain modifications, to a BDC.

2.

Application of Sections 18(a) and 61(a) to Applicants.  It appears that Rand SBIC as an investment company licensed as an SBIC under the SBA Act would, when considered by itself, be exempt from section 18(a)(1)(A) and (B) and section 61(a) by reason of the exemption provided by section 18(k).  Rand, however, will have Rand SBIC and the Future Subsidiaries, each of which will itself be a BDC, as its wholly owned subsidiaries.  A question exists, therefore, as to whether Rand must comply with the asset coverage requirements of section 18 on a consolidated basis because Rand may be deemed to be an indirect issuer of any class of senior securities representing indebtedness issued by any Subsidiary.  To do so would mean that Rand would treat as its own all assets held directly by Rand and the Subsidiaries (with the value of Rand’s investment in the Subsidiaries eliminated) and would also treat as its own any liabilities of the Subsidiaries (with the intercompany receivables and liabilities eliminated), including liabilities of the Subsidiaries with respect to senior securities as to which any of the Subsidiaries is exempt from the provisions of section 18(a)(1)(A) and (B) by virtue of Section 18(k).

3.

Requested Exemptions.  Accordingly, the Applicants request relief under Section 6(c) from sections 18(a) and 61(a) to permit Rand to exclude from its consolidated asset coverage ratio any SBA preferred stock interest in any of the Subsidiaries (if applicable) and any senior security representing indebtedness that is issued by any of the Subsidiaries.

G.

Precedents.

In preparing this Application with respect to transactions between the Applicants, Applicants have reviewed previous exemptive orders issued by the Commission granting exemptive relief similar to that requested herein.  See Triangle Capital Corporation, et. al., File No. 812-13355, order issued in Release IC-28437, October 14, 2008, as amended by Triangle Capital Corporation, et al., File No. 812-13771, order issued in Release IC-29482, October 22, 2010 (collectively, “Triangle Capital”); Main Street Capital Corporation, et. al., File No. 812-13441, order issued in Release IC-28120, January 16, 2008, (“Main Street”); Elk Associates Funding Corporation, et al., File No. 812-11420, order issued in Release IC-24121 (November 2, 1999) (“Elk Associates”); Berthel Growth & Income Trust, et al., File No. 812-10830, order issued in Release IC- 23864, June 8, 1999, (“Berthel”); Capital Southwest Corporation, et. al., File No. 812-9450, order issued in release IC-22586, March 26, 1997 (“Capital Southwest”); MACC Private Equities Inc., et al., File No. 812-9028, order issued in releases IC-20887; 34-35337, February 7, 1995 (“Private Equities”); Allied Capital Corporation II, et al., File No. 812-7434, order granted in Release IC-17492, May 16, 1990 (“Allied II”); and Greater Washington Investors (“Greater Washington”), File No. 812-6656, order granted in Release IC-16055, October 15, 1987.

In Triangle Capital, a parent BDC, its wholly-owned BDC/SBIC subsidiaries, and/or any future subsidiaries of the parent obtained the same relief as requested in this application, and on the same related representations and conditions as contained in this application, except as modified to reflect that in Triangle Capital there was a limited liability partnership BDC/SBIC subsidiary rather than a corporate BDC/SBIC subsidiary, and a second subsidiary that was an SBIC limited partnership that was exempt from registration under section 3(c)(7) of the 1940 Act.  The Triangle Capital orders permit a parent BDC and its wholly-owned BDC/SBIC and SBIC subsidiaries to engage in transactions that would be permitted if the BDC parent and its subsidiaries were one company, permits the parent BDC to adhere to modified asset coverage requirements, and permits the parent to file certain reports on a consolidated basis.

In Main Street, a parent BDC with an SBIC subsidiary obtained the same relief as requested in this application and on the same representations and conditions contained in this application, except as modified to reflect that (i) the subsidiary in Main Street was not a BDC and no exemption from section 12(d)(1)(A) was required by it, and (ii) the applicants did not request exemptions with respect to possible future subsidiaries of the parent company.  The Main Street order permits a parent BDC and its wholly-owned subsidiaries (one of which is an SBIC) to engage in certain transactions that otherwise would be permitted if the BDC parent and its subsidiaries were one company and permits the parent BDC to adhere to modified asset coverage requirements.

In Elk Associates, a parent and its wholly-owned SBIC subsidiary obtained the same relief as requested in this application on similar representations and conditions contained in this application, including relief as to possible future wholly-owned BDC subsidiaries of the parent corporation.  The Elk Street order permits a parent BDC and its wholly-owned BDC/SBIC subsidiary and its possible future wholly-owned BDC subsidiaries to engage in certain transactions that otherwise would be permitted if the BDC and its subsidiaries were one company and permits the parent BDC to adhere to modified asset coverage requirements.

In Berthel, a parent BDC with a BDC/SBIC subsidiary obtained the same relief as requested herein, and on the same representations and conditions as contained herein, except as modified to reflect that (i) the parent was a trust rather than a corporation and  the subsidiary was a limited liability company rather than a corporation, and (ii) the applicants did not request exemptions with respect to possible future subsidiaries of the parent company. The Berthel order permits a parent BDC and its wholly-owned BDC/SBIC subsidiary to engage in certain transactions that otherwise would be permitted if the BDC and its subsidiary to engage in certain transactions that would otherwise be permitted if the BDC and its subsidiary were one company and permits the parent BDC to adhere to modified asset coverage requirements.

In Capital Southwest, a parent BDC with a closed-end management investment company/SBIC subsidiary, obtained exemptive relief similar to the relief requested in this application, and on the same kind of representations and conditions as contained in this application, except that (i) the condition relating to senior security asset coverage requirements was different due to the fact that the subsidiary in Capital Southwest was not a BDC, and (ii) the applicants did not request exemptions with respect to possible future subsidiaries of the parent company.

The Private Equities case involved a reorganization pursuant to a bankruptcy plan, which provided for the transfer of all of the outstanding voting capital stock of an SBIC subsidiary of the debtors to a newly created BDC, and the election of the SBIC also to be regulated as a BDC.  The Allied II and Greater Washington Allied II cases involved existing SBICs that reorganized by establishing wholly-owned subsidiaries to which the parent would transfer its SBIC license.  The parent company in each case remained a BDC with public ownership.

As in Triangle Capital, Elk Associates, Berthel and Private Equities, the Applicants will be structured as a BDC with an SBIC/BDC subsidiary and, as in the case of Elk Associates, one or more possible future BDC subsidiaries.  Accordingly, the circumstances and exemptive relief sought with respect to intercompany transactions are substantially the same, and the analysis under the 1940 Act for the intercompany transactions is the same, as in Triangle Capital, Elk Associates, Berthel and Private Equities.

Rand is requesting the ability to engage in exactly the same transactions with its SBIC/BDC subsidiary as did Triangle Capital, Main Street, Elk Associates, Berthel, Capital Southwest, Private Equities, Greater Washington, and Allied Capital II with respect to their wholly-owned SBIC subsidiaries.  Because it represents the most recent order involving a BDC parent and a BDC/SBIC subsidiary, Applicants have used the Triangle Capital application as a model, making the same kind of representations and agreeing to similar conditions, except that Triangle Capital involved a limited liability partnership as the subsidiary rather than a corporation.

H.

Applicants’ Legal Analysis.

1.

Section 6(c).

Section 6(c) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision or provisions of the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act.  As discussed below, the requested exemptions meet these standards.

(a)

The Exemptions Requested are Appropriate in the Public Interest.

The operation of Rand as a BDC with a wholly-owned BDC/SBIC subsidiary is intended to permit Rand to engage in an expanded scope of operations beyond that which would be available to it if it conducted the SBIC operations itself.  Rand and Rand SBIC will be BDCs, each will thus be engaged in operations permitted by the 1940 Act and subject to the provisions thereof, as they are applied to BDCs.  Moreover, since Rand SBIC will be a wholly-owned subsidiary of Rand, any activity carried on by it will in all material respects have the same economic effect and substance with respect to Rand’s shareholders as it would if done directly by Rand.  In the future, Rand may form additional wholly-owned BDC subsidiaries, some of which may be SBICs.   As with Rand SBIC, any BDC subsidiaries that Rand may form in the future will be in furtherance of Rand’s activities as a BDC and will in all material respects have the same economic effect with respect to Rand’s shareholders.

With respect to the exemptions from sections 57(a)(1) and (2), since Rand SBIC and each of the Future Subsidiaries will be a wholly-owned subsidiary of Rand and since no officers or directors of the Subsidiaries or of Rand, or any controlling persons or other “upstream affiliates” of Rand, will have any prohibited financial interest in the transactions described, there can be no overreaching on the part of any persons and no harm to the public interest will occur in transactions solely between and among Rand, Rand SBIC, and the Future Subsidiaries.

With respect to the exemptions from sections 21(b) and 57(a)(3), the transactions will be solely between Rand and its wholly-owned Subsidiaries, between Rand or a Subsidiary and a portfolio company which the other BDC controls, or between two Subsidiaries and a portfolio company that one of them controls.  Thus, the difference in parties participating in these transactions will have no substantive economic effect with respect to the shareholders of Rand, and there is no basis for the transactions to result in overreaching or harm to the public interest.

With respect to the sections 18(a) and 61(a) exemption, the net effect of application of the “asset coverage” requirements on a consolidated basis as to Rand and any Subsidiary that is an SBIC, if relief were not obtained, could be to restrict the ability of the SBIC Subsidiary to obtain the kind of financing that would be available to Rand if it were to conduct the SBIC operations itself. Section 18(k) exempts any class of senior securities representing an indebtedness issued by investment companies operating under the SBA Act from the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of section 18(a), whether or not that class of senior securities representing an indebtedness is held or guaranteed by the SBA.  The application of section 18(k) to Rand when operating through an SBIC Subsidiary would not expose investors to the risks of unconstrained leverage because the SBA would regulate the leverage and capital structure of any SBIC Subsidiary.

Applicants believe that if Rand applies the asset coverage requirements of section 18(a) on a consolidated basis, whereby the assets and liabilities of the Subsidiaries are consolidated for purposes of compliance with such requirements, Rand should be able to apply the same exemptions from those requirements as are afforded to the Subsidiaries.  To the extent the Subsidiaries on a stand-alone basis are entitled to rely on an exemption from the asset coverage requirements, when the parent consolidates the subsidiaries for purposes of testing compliance with such requirements, there is no basis in policy to deny the parent the benefit of the exemption.  Accordingly, no harm to the public interest will occur if these exemptions are granted.

Based on the foregoing, it is clear that the public interest will not be harmed by the granting of the requested exemptions, while the interests of Rand and its shareholders will be enhanced.

(b)

The Exemptions Requested are Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policies and Provisions of the 1940 Act.

With respect to the exemptions requested in relation to transactions between Rand and the Subsidiaries or between the Subsidiaries, as noted above, the exemptions will have no material adverse financial or economic impact on Rand’s shareholders because each of the Subsidiaries will be a wholly-owned subsidiary of Rand.  Also, the representations and agreements of Rand made in this Application effectively eliminate any substantive differences between applying the regulatory framework to Rand conducting its Subsidiaries’ activities as one entity and the framework applicable to Rand and the Subsidiaries as separate entities.

Rand believes that the requested order would permit it and the Subsidiaries to carry out more effectively (a) the purposes and objectives of the Applicants of investing primarily in small business concerns, and (b) the intent and policy of Congress as stated in and implemented by the 1940 Act, the SBA Act, and the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”).

Congress intended to encourage the development of venture capital companies by the enactment of the 1980 Amendments.  A principal purpose of the 1980 Amendments was to remove regulatory burdens on venture capital companies while assuring adequate protection of the interests of investors in such companies.  (S. Rep. No. 958, 96th Cong. 2d Sess. 5 (1980); H.R. Rep. No. 1341, 96th Cong., 2d Sess. 21-22 (1980) reprinted in 1980 U.S. Code Cong. & Admin. News 4803-04.)  The 1980 Amendments sought to eliminate provisions of the 1940 Act that created unnecessary disincentives to venture capital activities.  (Id.)  One goal underlying elimination of these disincentives was to increase investment by the public, particularly institutional investors, in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies.  (See Thomas & Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. Cal. L. Rev. 895, 912 (1982)).

In adopting interim rules 60a-l and 57b-l, the Commission recognized this goal, stating “The 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the “venture capital” industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.”  (Investment Company Act Release No. 11493, Dec. 16, 1980 [1980 Transfer Binder] CCH Fed. Sec. L. Rep. ¶ 83,704).  The Commission also stated in this Release that “it is clear that Congress did not intend to prohibit business development companies from acquiring the securities of and operating wholly-owned SBICs.  Indeed, the 1980 Amendments specifically recognized the possibility of such ownership.”  Subsidiary SBICs are also contemplated by the disclosure provisions of the Commission’s 1940 Act Form N-2 at Item 8.6.b.

The Applicants submit that the proposed transactions are entirely consistent with the general purposes of the 1980 Amendments.  By this Application, Rand seeks relief that will allow it, considered together with its wholly-owned SBIC Subsidiaries, to expand and broaden its activities consistent with the Congressional policies described above and without creating conflicting regulatory problems.  The proposed transactions can only be effected with the requested exemptions.  The contemplated transactions described in this Application are clearly consistent with the general purposes of the 1940 Act, as amended by the 1980 Amendments, and consistent with the policies and provisions of the 1940 Act.

2.

Section 12(d)(1)(J).

Section 12(d)(1)(J) of the 1940 Act permits the Commission to conditionally or unconditionally exempt any person or transaction from any provision of section 12(d)(1) if and to the extent that the exemption is consistent with the public interest and the protection of investors.

Applicants are requesting an order of the Commission exempting them from the provisions of section 12(d)(1) of the 1940 Act so that the Subsidiaries may make loans or advances to Rand that may be deemed to violate section 12(d)(1) if the loans or advances were construed as purchases by Subsidiaries of securities of Rand representing indebtedness.  The Subsidiaries’ wholly-owned subsidiary status and consolidated financial reporting with Rand will both eliminate the possibility of overreaching and prevent confusion as to the financial status of Rand to Rand’s shareholders, who are the investors that the 1940 Act is intended to protect.  Thus, because the making of loans or advances by the Subsidiaries to Rand will enhance the ability of Rand to pursue its business without creating any possibility of overreaching or confusion as the to financial status of Rand, the requested exemption under section 12(d)(1)(J) is consistent with the public interest and the protection of investors.

3.

Section 57(c).

In addition to relief under section 6(c) and 12(d)(1)(J), the Applicants request relief under section 57(c) with respect to the proposed operations as one company and certain transactions between the Applicants and portfolio companies, as specified above.  Section 57(c) of the 1940 Act directs the Commission to exempt a transaction from one or more provisions of section 57(a)(1), (2), and (3) if all three of the following standards are met: (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the business development company or its stockholders or partners on the part of any person concerned; (ii) the proposed transaction is consistent with the policy of the business development company as recited in the filings made by such company with the Commission under the Securities Act of 1933 (the “1933 Act”), its registration statement and reports filed under the 1934 Act, and its reports to shareholders or partners; and (iii) the proposed transaction is consistent with the general purposes of the 1940 Act.

(a)

Under section 57(c)(l), the terms of the proposed transaction must be reasonable and fair and must not involve overreaching of the business development company or its stockholders on the part of any person.  As discussed above, the proposed operations as one company will enhance efficient operations of Rand and its wholly-owned Subsidiaries and will allow them to deal with portfolio companies as if Rand and the Subsidiaries were one company. The Applicants submit that exemptions should be granted because Rand and the Subsidiaries will be effectively one company even though they will be divided into two or more legal entities.  Operation as essentially one company where a BDC and a wholly-owned BDC subsidiary were involved have been recognized by the Commission in exemptive orders, including with respect to Triangle Capital, Main Street,  Berthel, Capital Southwest, Private Equities, Greater Washington, and Allied Capital II and other companies cited in the applications of those companies.  Operation as essentially one company where a BDC, its existing BDC/SBIC subsidiary, and potential future wholly-owned BDC subsidiaries would be involved was recognized the Elk Associates exemptive order.

(b)

 As discussed above with respect to the Applicants’ legal arguments under section 6(c), the contemplated transactions among the Applicants and affiliates as specified above will be reasonable and fair and will not involve overreaching on the part of any person. The Applicants believe that the requested order would permit Rand and the Subsidiaries to carry out more effectively (1) their purposes and objectives of investing primarily in small business concerns, and (2) in the case of those Subsidiaries that will be SBICs, the intent and policy of Congress as stated in and implemented by the 1940 Act, the SBA Act, and the 1980 Amendments.

(c)

Under section 57(c)(2), relief may be granted if the proposed transactions are consistent with the policy of the business development company as specified in filings with the Commission and reports to shareholders.  The proposed operations of the Applicants as one company and the requested relief are consistent with the disclosure in Rand’s and Rand SBIC’s filings made with the Commission under the 1933 Act, registration statement and reports filed under the 1934 Act, and reports to shareholders or partners.  Accordingly, this condition is met.

(d)

The representations and agreements of Rand made in this Application effectively eliminate any substantive differences between (i) applying the regulatory framework to Rand conducting the Subsidiaries’ activities as one entity, and (ii) the framework that will be applicable to Rand and the Subsidiaries as separate entities that have been granted the requested exemptions on the terms set forth in this Application.  Accordingly, granting the requested exemptions is consistent with the policies and provisions of the 1940 Act and will enhance the interests of Rand’s shareholders while retaining for them the important protections afforded by the provisions of the 1940 Act.

(e)

With respect to the exemptions from sections 57(a)(1) and (2), since the Subsidiaries will be wholly-owned subsidiaries of Rand and since no officers or directors of the Subsidiaries, or of Rand, or any controlling persons or other “upstream affiliates”

of Rand, will have any prohibited financial interest in the transactions described with respect to operation as one company, there can be no overreaching on the part of any persons and no harm to the public interest will occur in transactions solely between Rand and Rand SBIC.

(f)

Under section 57(c)(3), relief may be granted if the proposed transactions are consistent with the general purposes of the 1940 Act.  The transactions will be solely among Rand and the Subsidiaries or among the Subsidiaries, all of which will be wholly-owned by Rand, or between them and their portfolio companies under the terms that would have been permitted if entered into by any one of them.  Thus, these transactions will have no substantive economic effect with respect to the shareholders of Rand, and there is no basis for overreaching or harm to the public interest.

In summary, the Applicants meet the standards for relief under section 57(c) with respect to the exemptions from sections 57(a)(1), (2) and (3) as described above.

4.

Section 57(i), Rule 17d-l, and Section 57(a)(4).

Relief is also requested under section 57(i) and rule 17d-l with respect to certain joint transactions that would otherwise be prohibited by section 57(a)(4) of the 1940 Act, in which a Subsidiary and Rand or another Subsidiary participate, but only to the extent that any such transaction would not be prohibited if Rand and the Subsidiaries were a single company.  Section 57(i) of the 1940 Act provides that rules and regulations under section 17(d) of the 1940 Act will apply to transactions subject the section 57(a)(4) in the absence of rules under that section.  The Commission has not adopted rules under section 57(a)(4) with respect to joint transactions and, accordingly, the standards set forth in rule 17d-1 govern the Applicants’ request for relief.  In determining whether to grant an order under section 57(i) and rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which participation is on a basis different from or less advantageous than that of other participants in the transaction. Two standards are established for review of Applications under rule 17d-1(b).

(a)

First, the participation of an investment company in the joint enterprise or arrangement must be consistent with the provisions, policies and purposes of the 1940 Act.  As discussed above with respect to the Applicants’ legal arguments under section 6(c), the proposed transactions are consistent with the policy and provisions of the 1940 Act and will enhance the interests of Rand’s stockholders while retaining for them the important protections afforded by the provisions of the 1940 Act.

(b)

Second, since the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others.

In summary, the Applicants meet the standard for relief under rule 17d-l.

III.

CONSOLIDATED REPORTING

A.

BDC Elections.

Section 54 of the 1940 Act provides that any company defined as a “business development company” in section 2(a)(48)(A) and (B) may elect to be regulated as a BDC, that is, subject to the provisions of sections 55 through 65 of the 1940 Act and to those sections of the 1940 Act made applicable to BDCs by section 59 thereof.  However, section 54 requires that in order to elect BDC treatment under the 1940 Act, such company must have “a class of equity securities registered under section 12 of the Securities Exchange Act of 1934” or have “filed a registration statement pursuant to section 12 of the Securities Exchange Act of 1934 for a class of its equity securities.”

1.

Rand’s 1934 Act Registration and BDC Election

Rand has elected to be regulated as a BDC.  At the time of Rand’s election, Rand’s common stock was exempted from registration under the 1934 Act by section 12(g)(2)(B) because it was issued by an investment company registered under section 8 of the 1940 Act.  Under 1934 Act Rule 12g-2, Rand’s common stock is now deemed to be registered under section 12(g)(1) of the 1934 Act because at the time of Rand’s termination of its 1940 Act registration it elected to be regulated as a BDC and its election has not been withdrawn.

2.

Rand SBIC’s 1934 Act Registration and BDC Election.

Rand SBIC also meets the 1940 Act’s definitional requirements for a BDC but, unlike Rand, it will never issue equity securities listed or admitted for trading on a national securities exchange, nor will a class of its equity securities be required to be registered under the 1934 Act pursuant to section 12(g) of the 1934 Act.  Therefore, Rand SBIC is not required to register its securities under section 12 of the 1934 Act, pursuant to the provisions of the 1934 Act.  Nevertheless, in order to elect BDC treatment under the 1940 Act, Rand SBIC must register its securities under section 12 of the 1934 Act.

Section 12(g) of the 1934 Act requires any issuer that has a specified amount of assets and a specified number of holders of a class of its equity securities to register under the 1934 Act.  Because all of Rand SBIC’s equity securities have been and will be owned by Rand, Rand SBIC will never meet the second test of section 12(g) for the requirement to register under section 12(g). Nevertheless, section 12(g) provides that “[a]ny issuer may register any class of equity security not required to be registered by filing a registration statement pursuant to the provisions of this paragraph.”

Form N-2, used for registration of securities under the Securities Act of 1933, as amended (the “1933 Act”), by any company that elects business development company treatment, specifically contemplates that a BDC may have a wholly-owned SBIC subsidiary that also is a BDC.  Item 8, part 6, Business Development Companies, specifies certain information that BDCs must provide.

If the Registrant has a wholly-owned small business investment company subsidiary, disclose: (1) whether the subsidiary is regulated as a business development company or investment company under the 1940 Act . . .

SEC Form N-2, Item 8, 6.b.

The instructions contemplate exactly the same structure as that of the Applicants -- a public parent with securities registered under the 1933 Act (and under the 1934 Act) and having a wholly-owned SBIC subsidiary that is eligible to make the BDC election.  This structure is also expressly contemplated by section 2(a)(46) of the 1940 Act (added by the 1980 Amendments), which allows a wholly-owned SBIC to be deemed an “eligible portfolio security” of a BDC.

The 1980 Amendments were designed to remove unnecessary and costly regulatory burdens to the entrepreneurial activities of the venture capital industry.  “[T]his Bill seeks specifically to reduce some of the costs of government regulation imposed on the capital-raising process, to the extent that it can be done without sacrificing necessary investor protection.”  H.R. Rep. No. 96-1341, 96th Cong., 2nd Sess. 37 (1980).

If Rand SBIC does not voluntarily register under the 1934 Act, its only alternative would be to continue to be regulated as a closed-end investment management company.  This legal result would occur because section 3(c)(1)(A) of the 1940 Act provides that if any company owns more than 10% of the outstanding voting securities of an issuer (such as Rand SBIC) that would be an investment company if it were not excluded from the operation of section 3(c)(1), then the beneficial ownership of the holding company will be attributed to the issuer.  Thus, because Rand owns more than 10% of the outstanding voting securities of Rand SBIC, under section 3(c)(1)(A) of the 1940 Act, Rand SBIC is deemed be owned by the beneficial owners of Rand’s voting securities, the number of which greatly exceeds 100.  Accordingly, for the purposes of the 1940 Act, Rand SBIC would be an investment company that is required to register under the 1940 Act.

Requiring Rand SBIC to function as a registered management investment company while its parent operates as a business development company would increase the administrative and legal costs of operating the business.  For example, different provisions regulating transactions with affiliated persons would apply (section 17(a) - (e) applies to investment companies; section 57 applies to BDCs).  Any transaction would need to be reviewed under both provisions.  In addition, the numerous other 1940 Act provisions made inapplicable to BDCs (and, accordingly, to Rand) by the 1980 Amendments would be applicable to Rand SBIC.  This would be an illogical result, given that the types of securities to be acquired by Rand SBIC and the managerial assistance to

be offered to portfolio companies of Rand SBIC fall squarely within the 1940 Act provisions that are applicable to BDCs.   Moreover, as set forth in full below, the periodic reporting requirements for Rand and Rand SBIC would be different, with Rand filing periodic reports under section 13 of the 1934 Act, and Rand SBIC filing different reports, on an unconsolidated basis, under the provisions of the 1940 Act.  This is precisely the type of unnecessary regulatory burden on the provision of capital to small businesses sought to be avoided by enactment of the 1980 Amendments.  Furthermore, this dual public reporting by two members of a corporate group that have the same ultimate owners could confuse shareholders and the securities markets.

In summary, the Applicants do not believe that, in these circumstances, Rand SBIC should be denied the benefits of the 1980 Amendments.  To do so would defeat the attempt of the 1980 Amendments to provide a measure of regulatory relief to this SBIC, the very kind of company intended to receive such relief.

3.

1934 Act Registration and BDC election of Future Subsidiaries.

In order to elect to be treated as BDCs, any Future Subsidiaries of Rand would also have to be registered or file a registration under section 12 of the 1934 Act for a class of its equity securities.  As in the case of Rand SBIC, without an exemptive order any Future Subsidiary of Rand, although it would have no public shareholders and its sole shareholder would be Rand, would be required to register under the 1934 Act and file the periodic reports with the Commission that are required by section 13 of the 1934 Act in order to become a BDC.

B.

Exemptive Relief Requested from Section 13 under Section 12(h) of the 1934 Act.

1.

General.  Section 12(h) of the 1934 Act provides in part as follows:

The Commission may . . . upon application of an interested person, by order, after notice and opportunity for hearing, exempt in whole or in part any issuer . . . from the provisions of . . . section 13 . . . upon such terms and conditions and for such period as it deems necessary or appropriate, if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.

Section 13 of the 1934 Act requires issuers who are subject to that Act to file periodic reports with the Commission.

2.

Application of Section 12(h) and Section 13 of the 1934 Act to the Applicants.  As outlined above, in order to be a BDC, each of the Subsidiaries must register a class of equity securities under section 12(g) of the 1934 Act or have filed a registration statement to do so.  Absent an exemptive order, such registration would subject the Subsidiaries, on an unconsolidated basis, to periodic filings with the Commission, even though they will each have only one shareholder and their activities will be fully disclosed through the consolidated reporting of Rand concerning itself and its subsidiaries in accordance with Commission rules and generally accepted accounting principles.

3.

Requested Exemption.  Accordingly, the Applicants, on behalf of themselves and the Future Subsidiaries, request an order of the Commission under section 12(h) of the 1934 Act exempting Rand SBIC and each Future Subsidiary from the reporting requirements of section 13(a) of the 1934 Act.

C.

Precedents.

In connection with the relief requested in this section, reference is made to: Triangle Capital Corporation, et. al., File No. 812-13355, order issued in Release IC-28437, October 14, 2008, as amended by Triangle Capital Corporation, et al., File No. 812-13771, order issued in Release IC-29482, October 22, 2010 (collectively, “Triangle Capital”); Elk Associates Funding Corporation, et al., File No. 812-11420, order issued in release IC-24121 (November 2, 1999) (“Elk Associates”); Berthel Growth & Income Trust I, et al., File No. 812-10830, order issued in Release IC-23864, June 8, 1999 (“Berthel”); MACC Private Equities Inc., et al., File No. 812-9028, order issued in releases IC-20887 and 34-35337, February 7, 1995 (“Private Equities”); and Midland Capital Corporation, et al., File No. 812-5313, order issued in release IC-13021 and 34-19498, February 9, 1983 (“Midland”).

In Triangle Capital, a parent BDC and its wholly-owned BDC/SBIC subsidiary obtained the same relief as requested in this application, except as modified to reflect (i) that the subsidiary was a limited liability limited partnership rather than a corporation, and (ii) the applicants did not request similar relief with respect to potential future wholly-owned BDC subsidiaries.

In Elk Associates, Berthel and Private Equities, a parent BDC with a wholly-owned BDC/SBIC subsidiary obtained the same relief as requested herein on the basis of substantially the same representations contained in this application. In Elk Associates, the applicants also applied for and obtained exemption with respect to potential future wholly-owned BDC subsidiaries.

In Midland, a parent BDC with a BDC/SBIC subsidiary obtained a joint exemptive order with respect to various 1940 Act issues as well as relief from reporting requirements under section 12(h) of the 1934 Act.  With a two-level BDC structure, the SBIC subsidiary had for some time filed 1934 Act reports with the SEC but obtained relief from further filing in the Midland order.

Because of the factual similarity between the Triangle Capital structure and that of the Applicants, Triangle Capital has been used as a model for the relief under section 12(h) requested in this Application.  Triangle Capital and the Applicants are both cases involving a BDC parent with a wholly-owned SBIC/BDC subsidiary.  Triangle Capital contained certain conditions relating to the consolidated reporting of information and financial statements as required under Section 13(a) of the 1934 Act.  Applicants believe that there is no compelling reason to retain such conditions.  Current accounting pronouncements provide guidance that is sufficiently instructive with respect to the reporting requirements under Section 13(a) of the 1934 Act.  In addition, to the extent that the Subsidiaries have only one shareholder (i.e., Rand), there are no other investors for whom such reports would be deemed necessary.

D.

Applicant’s Legal Analysis.

Section 12(h) of the 1934 Act permits an exemption from reporting and certain other provisions of the 1934 Act if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors.

1.

The Requested Order is not Inconsistent with the Public Interest or the Protection of Investors.

If the requested order is granted, the Applicants, on a consolidated basis, will be providing to investors exactly the information required by 1934 Act reporting -- consolidated financial reports of a parent company and its wholly-owned subsidiaries pursuant to applicable Commission rules and generally accepted accounting principles.  By voluntary registration of each of the Subsidiaries under the 1934 Act to become a BDC, but not reporting separately, the 1934 Act reporting structure for the Applicants will be the same as it would have been if the Subsidiaries had not voluntarily registered.  Accordingly, it is indisputable that the requested action is not inconsistent with the public interest or the protection of investors.  The order will permit the parent-subsidiary BDC structure specifically contemplated by the 1980 Amendments and normal, consolidated reporting under 1934 Act rules will be applicable.

The Applicants believe it was not the intent of Congress in adopting the 1980 Amendments to liberalize registration and reporting requirements for a qualified venture capital investment company parent while retaining those requirements for that parent’s wholly-owned SBIC subsidiary engaged in the same business.  Under the Applicants’ proposed format, Rand SBIC and any Future Subsidiaries that are SBICs, as controlled subsidiaries of an issuer with securities registered under the 1934 Act, will be providing the disclosure and reporting under the 1934 Act that was deemed an adequate substitute for 1940 Act registration and reporting for BDCs.  As SBICs, Rand SBIC and the Future Subsidiaries that are SBICs will be engaged in the type of activity -- small business capital formation -- that Congress wished to encourage with liberalized regulation under the 1940 Act.  This fact is made clear by section 2(a)(46) of the 1940 Act, which provides that a wholly-owned SBIC is an “eligible portfolio security” for a BDC.

The Applicants submit that requiring detailed registration statements and imposing 1940 Act reporting requirements on an SBIC that is subject to consolidated 1934 Act disclosure and reporting requirements would be counter to Congressional intent.  Much of the benefit accruing to BDCs would be thwarted by requiring detailed registration statements and duplicative reports of a BDC’s wholly-owned investment company subsidiary, particularly when that investment company subsidiary is an SBIC, an entity given favored treatment under the 1940 Act and the 1980 Amendments.  Applicants believe that the Congressional intent was to allow an otherwise qualified wholly-owned subsidiary of a BDC to elect BDC status.

Further, section 12(h) establishes a number of criteria to determine whether an exemptive order is not inconsistent with the public interest or protection of investors.  Among these are the number of public investors, amount of trading interest in the securities and nature and extent of the issuer’s activities.  Each of the Subsidiaries will have only one investor, which is itself a reporting company, and no public investors.  There will be no trading in the equity securities of the Subsidiaries.  Accordingly, no public interest or investor protective purpose will be served by separate Subsidiary reporting.  The nature and extent of Subsidiaries’ activities will be such that their activities will be fully reported on through consolidated financial reporting in accordance with normal accounting rules.  Again, there is no public or investor protective purpose to be served by separate reporting by the Subsidiaries.

Accordingly, the Applicants believe that the requested exemption meets the standards of section 12(h) under the 1934 Act.

IV.

CONDITIONS FOR EXEMPTIONS

Applicants agree that the requested order will be subject to the following conditions.

1.

Rand will at all times own and hold, beneficially and of record, all of the outstanding voting capital stock of each of the Subsidiaries.

2.

The Subsidiaries will have investment policies not inconsistent with those of Rand, as set forth in Rand’s registration statement.

3.

No person shall serve as investment adviser or principal underwriter to Rand SBIC or any Subsidiary unless the Rand Board and shareholders of Rand shall have taken the same action with respect thereto also required to be taken by the board of directors and the sole shareholder of such Subsidiary.

4.

Rand will not itself issue or sell any senior security, and Rand will not cause or permit any Subsidiary to issue or sell any senior security of which Rand or such Subsidiary is the issuer except to the extent permitted by section 18 (as modified for BDCs by section 61) of the 1940 Act; provided that immediately after the issuance or sale of any such senior security by either Rand or any Subsidiary, Rand and its Subsidiaries on a consolidated basis, and Rand individually, shall have the asset coverage required by section 18(a) (as modified for BDCs by section 61(a), except that, in determining whether Rand and its Subsidiaries on a consolidated basis have the asset coverage required by section 61(a), any SBA preferred stock interest in any SBIC Subsidiary and any borrowings by any SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in section 18(h), shall be treated as indebtedness not represented by senior securities.

5.

No person shall serve as a member of any board of directors of any Subsidiary unless such person shall also serve as a member of the Rand Board.  The board of directors of any Subsidiary will be elected by Rand as the sole shareholder of such Subsidiary.

6.

Rand and any Subsidiary will acquire securities representing indebtedness of Rand SBIC or of any Future Subsidiary operating as an SBIC only if, in each case, the prior approval of the SBA has been obtained.  In addition, Rand SBIC or any Future Subsidiary operating as an SBIC, on the one hand, and Rand or any other Subsidiary on the other hand, will purchase and sell portfolio securities between themselves only if, in each case, the prior approval of the SBA has been obtained.

V.

CONCLUSION AND REQUEST FOR ORDER

Based on the foregoing, Applicants respectfully request that the Commission issue an order pursuant to sections 6(c), 12(d)(1)(J), and 57(c) of the 1940 Act exempting Rand, Rand SBIC, and the Future Subsidiaries from the provisions of sections 12(d)(1)(A) and (C), 18(a), 21(b), 57(a)(1) through (3), and 61(a) of the 1940 Act; under Section 57(i) of the 1940 Act and rule 17d-1 under the 1940 Act to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the 1940 Act, and by rule 17d-1 under the 1940 Act; and under section 12(h) of the 1934 Act granting an exemption from Section 13(a) of the 1934 Act, all on the terms and conditions set forth in this Application.

VI.

AUTHORIZATIONS AND VERIFICATIONS REQUIRED BY RULE 0-2

All requirements for the execution and filing of this Application have been complied with and the person executing and filing this Application is fully authorized to do so.  The authorization creating the right of the undersigned Allen F. Grum to sign and file this Application on behalf of the Applicants is as follows.

1.

Authorization on Behalf of Rand.

a.

Rand is organized under laws of New York.  Section 7.10 of the New York State Business Corporation Law provides that the business of a corporation shall be managed under the direction of its board of directors.

b.

The duly elected directors constituting the Board of Directors of Rand have adopted the following resolutions that are currently in effect.

“RESOLVED, that the executive officers of Rand Capital Corporation (“Rand”) shall be, and each of them hereby is, authorized and directed, by and on behalf of Rand, and in its name, to execute and cause to be filed with the SEC any applications for exemptive relief or requests for no-action or interpretive positions under the Investment Company Act of 1940, as amended (the “1940 Act”), the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Securities Exchanges Act of 1934 Act, as amended (the “1934 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of Rand as are duly authorized; and be it further

RESOLVED, that the executive officers of Rand shall be, and each of them hereby is, authorized and directed, by and on behalf of Rand, and in its name, to execute and cause to be filed with the SEC any registration statements under the 1934 Act, the 1940 Act or the Advisers Act, notification of election to be regulated as a business development company under the 1940 Act, or other filing that may be required to be made with the SEC relating to the operation of Rand and Rand Capital SBIC, Inc.(“Rand SBIC”), including amendments thereto, and to take all other actions which are necessary or appropriate in connection with the operation of Rand and Rand SBIC and in order to comply with the 1933 Act, the 1940 Act, the Advisers Act or any other applicable federal and state law, including the filing of undertakings as the executive officers of Rand deem necessary and appropriate;”

c.

The undersigned is the duly elected and acting President and Chief Executive Officer of Rand, and, therefore, is duly authorized to sign and file this Application on behalf of Rand.

2.

Authorization on Behalf of Rand SBIC.

a.

Rand SBIC is organized under laws of New York.  Section 7.10 of the New York State Business Corporation Law provides that the business of a corporation shall be managed under the direction of its board of directors.

b.

The duly elected directors constituting the board of directors of Rand SBIC have adopted the following resolutions that are currently in effect.

RESOLVED, that the executive officers of Rand Capital SBIC, Inc. (“Rand SBIC”) shall be, and each of them hereby is, authorized and directed, by and on behalf of Rand SBIC, and in its name, to execute and cause to be filed with the SEC any applications for exemptive relief or requests for no-action or interpretive positions under the Investment Company Act of 1940 Act, as amended (the “1940 Act”), the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Securities Exchange Act of 1934, as amended (the “1934 Act”) or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of Rand SBIC as are duly authorized; and be it further

RESOLVED, that the executive officers of Rand SBIC shall be, and each of them hereby is, authorized and directed, by and on behalf of Rand SBIC, and in its name, to execute and cause to be filed with the SEC any registration statements under the 1934 Act, the 1940 Act or the Advisers Act, notification of election to be regulated as a business development company under the 1940 Act, or other filing that may be required to be made with the SEC relating to the operation of Rand SBIC, including amendments thereto, and to take all other actions which are necessary or appropriate in connection with the operation of Rand SBIC in order to comply with the 1933 Act, the 1940 Act, the Advisers Act or any other applicable federal and state law, including the filing of undertakings as the executive officers of Rand SBIC deem necessary and appropriate;”

c.

The undersigned is the duly elected and acting President and Chief Executive Officer of Rand SBIC, and, therefore, is duly authorized to sign and file this Application on behalf of Rand SBIC.

Signatures

Pursuant to the requirements of the Investment Company Act of 1940, the

Applicants have signed this Application on the 7th day of September, 2011.

RAND CAPITAL CORPORATION

By: ___/s/Allen F. Grum

Allen F. Grum, President

RAND CAPITAL SBIC, INC.

By: __/s/Allen F. Grum

Allen F. Grum, President

VERIFICATIONS

The undersigned states that he has duly executed the attached application for and on behalf of Rand Capital Corporation; that he is the President of such company; and that all action by the stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Allen F. Grum_

Allen F. Grum

The undersigned states that he has duly executed the attached application for and on behalf of Rand Capital SBIC, Inc; that he is a President of such company; and that all actions of the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Allen F. Grum

Allen F. Grum

Footnotes

1  Section 2(a)(48) defines a BDC to be any closed-end  investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

2   Rand SBIC has not filed a Form N-54A at this time.  The filing of an N-54A election prior to obtaining the requested order would cause Rand to expend substantial operational effort and expense in preparing and filing all required public reports with the Commission on behalf of Rand SBIC.  Rand’s public shareholders and prospective investors in its common shares would obtain no benefit from the imposition of such additional burdens on Rand as the sole shareholder of Rand SBIC.

3  All existing entities that currently intend to rely on the order have been named as Applicants.  Any other existing or future entity that subsequently relies on the order will comply with the terms of the Application.